24 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 24 May 2006 it purchased 400,000 Reed Elsevier PLC ordinary shares at a price of 509.0784 pence per share. The purchased shares will be held as treasury shares. Reed Elsevier PLC currently holds 18,103,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,263,269,136 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 24 May 2006, it purchased 260,000 Reed Elsevier NV ordinary shares at a price of €11.1488 per share. The purchased shares will be held as treasury shares. Reed Elsevier NV currently holds 11,771,500 Reed Elsevier NV ordinary shares in treasury, and has 733,184,773 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).